Gordon ▪ Feinblatt
Rothman Hoffberger & Hollander, LLC

Andrew D. Bulgin 410.576.4280 Fax 410.576.4196 abulgin@gfrlaw.com	Attorneys at Law 233 East Redwood Street Baltimore, Maryland 21202-3332 410.576.4000 www.gfrlaw.com

November 7, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Clampitt, Senior Staff Attorney

Re:	Post-Effective Amendment No. 7 to Registration Statement
on Form SB-2 on Form S-1/A (File No. 333-135330)
KH Funding Company

Dear Sir/Madam:

On behalf of KH Funding Company (the “Company”), we hereby transmit for filing a Post-Effective Amendment No. 7 to a Registration Statement on Form SB-2 (File No. 333-135330) on Form S-1.

Also attached hereto, please find the Company’s request for acceleration of the effectiveness of the Registration Statement, to 12:00 p.m. on Monday, November 10, 2008 or as soon thereafter as is practicable. This request supersedes the acceleration request that was transmitted on October 31, 2008.

Please contact the undersigned at (410) 576-4280 with any questions or comments.

Yours truly,

/s/ Andrew D. Bulgin

Andrew D. Bulgin